

News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Provides Project and Corporate Update

June 22, 2016 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or the "Company") is pleased to provide an update on its project and corporate activities.

Project Update

Preparations are underway at the Bornite Camp to accommodate the 2016 field program on the Company's 100%-owned Upper Kobuk Mineral Projects located in Northwest Alaska. The majority of this year's project budget of US$5.5 million is planned to be spent on a drilling program at the Arctic Project that will include approximately 3,000 meters of drilling for geotechnical, hydrological, waste rock characterization and metallurgical studies as well as further resource definition. In addition to the drilling program, a series of environmental studies are planned for this year including an aquatic survey, avian and large mammal habitat survey and a continuation of baseline environmental information collection. The LiDAR survey that was incomplete last year due to weather conditions will be completed while the wetlands delineation and surface water quality work will be expanded. This site investigation work will form the basis for completing a future pre-feasibility study on the Arctic deposit. The exploration camp will host approximately 40 to 50 staff and contractors with the majority of the workforce hired locally and most of the work occurring from mid-June through mid-August.

"We are extremely pleased with the progress made to advance the Upper Kobuk Mineral Projects over the past year considering market conditions. Last year we completed the first phase of a multi-year site investigation program at the Arctic Project to support pre-feasibility. In addition, we reported a 173% increase in Indicated Resources at the Bornite Project," said Mr. Rick Van Nieuwenhuyse, NovaCopper's President and Chief Executive Officer.

Mr. Van Nieuwenhuyse continued, "While the majority of this year's site investigation program will focus on the Arctic Project, the Company will also continue to improve our geological understanding of the regional exploration potential of the Ambler mining district through low-cost bedrock mapping within the Ambler schist belt and a deep penetrating soil geochemistry survey located immediately north and east of the current Bornite multi-billion pound copper resource. We also look forward to continuing to work closely with our partners at NANA to support training and hiring of the local workforce and with AIDEA to support their effort to build access to the Ambler mining district."

The Alaska Industrial Development and Export Authority ("AIDEA") has changed the name of the approximately 200-mile industrial access road proposed from the Dalton Highway to the Ambler mining district to the Ambler Mining District Industrial Access Project ("AMDIAP"). AIDEA undertook this project in 2013 to finance, construct, operate and maintain a road corridor to enable surface access to the Ambler mining district, which has been characterized as one of the largest undeveloped copper-zinc mineral belts in the world. At the end of 2015 AIDEA initiated the Environmental Impact Statement ("EIS") process for the AMDIAP by filing a Consolidated Right-of-Way permit application with several relevant federal agencies, including the National Park Service, the U.S. Army Corp of Engineers, U.S. Fish and Wildlife

Service, Bureau of Land Management, U.S. Coast Guard, and the U.S. Federal Highways Administration. The project design is modeled on AIDEA's successful Delong Mountain Transportation System ("DMTS") which includes an industrial access road from the Red Dog Mine (one of the largest and highest grade zinc mines in the world) to the DMTS port. AIDEA worked with private industry to develop the DMTS industrial access road and the costs of road construction were paid back through tolls on road use paid by the mine. AIDEA, as a development finance authority for the State of Alaska, plans to develop the access route as a public-private partnership in which AIDEA funds and bonds would be used in conjunction with private capital for the construction and operation of the access corridor. AIDEA's project team is working with residents and communities to address their concerns and will be thoroughly investigating all potential impacts on local communities and subsistence resources.

Corporate Update

The Board is pleased to welcome Diana Walters as a new director of NovaCopper. Ms. Walters has 28 years of experience in the Natural Resources sector, as an investment manager and equity investor, as an investment banker and in operating roles. Ms. Walters has been the owner and sole manager of 575 Grant, LLC, a company that provides advisory services in the field of natural resources, since 2014. She served as the President and Chief Executive Officer of Liberty Metals & Mining Holdings, LLC and a member of senior management of Liberty Mutual Asset Management from January 2010 to September 2014. She was a Managing Partner of Eland Capital, LLC, a natural resources advisory firm founded by her, from 2007 to 2010. Ms. Walters has extensive investment experience with both debt and equity through various previous leadership roles at Credit Suisse, HSBC and other firms. She also served previously as Chief Financial Officer of Tatham Offshore Inc., an independent oil and gas company with assets in the Gulf of Mexico. Ms. Walters currently serves on the board of directors of Platinum Group Metals and Electrum Special Acquisition Corporation. Ms. Walters graduated with Honors from the University of Texas at Austin with a B.A. in Plan II Liberal Arts and an M.A. in Energy and Mineral Resources.

Mr. Igor Levental, a director of the Company since it went public in 2012, did not stand for re-election at the annual shareholders meeting as he has taken on expanded responsibilities within the Electrum Group, where he serves as President. The Board of Directors of the Company would like to thank Mr. Levental for his valuable contribution in establishing NovaCopper as a well-financed premier North American exploration and development stage company. The Board and Management wish him success in his future endeavors.

The Company's shareholders approved changing the Company's name to **Trilogy Metals Inc.** at the Annual General Meeting held on May 18, 2016. Implementation of the Company's new name is expected on or about September 1, 2016.

Qualified Persons

Erin Workman, P.Geo., Director of Technical Services for NovaCopper Inc., is a Qualified Person as defined by NI 43-101. Ms. Workman has reviewed the technical information in this news release and approves the disclosure contained herein.

NovaCopper recently filed a National Instrument 43-101 ("NI 43-101") compliant technical report (the "Report") titled "NI 43-101 Technical Report on the Bornite Project, Northwest Alaska, USA," that describes the potential in-pit and below-pit resources previously announced by the Company on April 19, 2016. The effective date of this report is May 16, 2016. The Report has been filed on SEDAR and EDGAR and is also available on the Company's website at www.novacopper.com.

About NovaCopper

NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer. The Company also owns 100% of the Titiribi Project located approximately 70 kilometers southwest of the city of Medellin, Colombia, in Antioquia department, within the historical Titiribi mining district.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contact:
Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements including but not limited to anticipated activities at the UKMP, this year's anticipated budget, achieving a pre-feasibility level of study at some point in the future, and the advancement of the AMDIAP. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.